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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)


                               TRANSMONTAIGNE INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                    893934109
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                                 (CUSIP Number)

                                HERBERT THORNHILL
                                 MORGAN STANLEY
                      2000 WESTCHESTER AVENUE, ONE SOUTH C
                               PURCHASE, NY 10577
                                 (914) 225-5542
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                AUGUST 16, 2006
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 893934109

-------------------------------------------------------------------------------
 1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

                          MORGAN STANLEY
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
                                                                        (b) [X]
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 3. SEC Use Only
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 4. Source of Funds (See Instructions)

                          BK, OO
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 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [X]
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 6. Citizenship or Place of Organization

                          DELAWARE
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                7. Sole Voting Power

                          -0-
                ---------------------------------------------------------------
                8. Shared Voting Power
NUMBER OF
SHARES                    5,541,950
BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH   9. Sole Dispositive Power
REPORTING
PERSON WITH               -0-
                ---------------------------------------------------------------
                10.      Shared Dispositive Power

                          5,543,950
                ---------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person

                          5,543,950 (SEE ITEMS 4 AND 5)
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 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [_]
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 13. Percent of Class Represented by Amount in Row (11)

                          9.47% (SEE ITEM 5)
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 14. Type of Reporting Person (See Instructions)

                          HC, CO
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Cusip No. 893934109
-------------------------------------------------------------------------------
 1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

                          MORGAN STANLEY CAPITAL GROUP INC.
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
                                                                        (b) [X]
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 3. SEC Use Only
-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

                          BK, OO
-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [X]
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

                          DELAWARE
-------------------------------------------------------------------------------
                7. Sole Voting Power

                          -0-
                ---------------------------------------------------------------
NUMBER OF       8. Shared Voting Power
SHARES
BENEFICIALLY              5,500,000
OWNED BY EACH   ---------------------------------------------------------------
REPORTING       9. Sole Dispositive Power
PERSON WITH
                          -0-
                ---------------------------------------------------------------
                10. Shared Dispositve Power

                          5,500,000
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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

                          5,500,000 (SEE ITEMS 4 AND 5)
-------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [_]
-------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)

                          9.40% (SEE ITEM 5)
-------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)

                          CO
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Cusip No. 893934109
-------------------------------------------------------------------------------

 1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

                          MORGAN STANLEY & CO. INCORPORATED
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3. SEC Use Only
-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

                          BK, OO
-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [X]
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

                          DELAWARE
-------------------------------------------------------------------------------
                7. Sole Voting Power

                          -0-
                ---------------------------------------------------------------
NUMBER OF       8. Shared Voting Power
SHARES
BENEFICIALLY              400
OWNED BY        ---------------------------------------------------------------
EACH            9. Sole Dispositive Power
REPORTING
PERSON WITH               -0-
                ---------------------------------------------------------------
                10. Shared Dispositive Power

                          400
-------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person

                          400 (SEE ITEM 5)
-------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [_]
-------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)

                          0.00% (SEE ITEM 5)
-------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)

                          CO
-------------------------------------------------------------------------------

Cusip No. 893934109
-------------------------------------------------------------------------------

 1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

                           MORGAN STANLEY DW INC.
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3. SEC Use Only
-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

                          BK, OO
-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [X]
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

                          DELAWARE
-------------------------------------------------------------------------------
                7. Sole Voting Power
NUMBER OF
SHARES                    -0-
BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH   8. Shared Voting Power
REPORTING
PERSON WITH               41,550
                ---------------------------------------------------------------
                9. Sole Dispositive Power

                          -0-
                ---------------------------------------------------------------
                10. Shared Dispositive Power

                          43,550
-------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person

                          43,550 (SEE ITEM 5)
-------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [_]
-------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)

                          0.08% (SEE ITEM 5)
-------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)

                          CO
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 7 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Morgan Stanley ("MS"), Morgan Stanley Capital Group Inc. ("MSCGI"), Morgan Stanley & Co. Incorporated ("MS&Co."), and Morgan Stanley DW Inc. ("MSDW", and, together with MS, MSCGI, and MS&Co., the "Reporting Persons") hereby amend the Schedule 13D originally filed on January 10, 2005 and amended on March 22, 2006, April 26, 2006, May 8, 2006, May 17, 2006, June 18, 2006 and June 26, 2006.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended to state that the name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS, MSCGI, MS&Co., and MSDW are as set forth on Schedules A, B, C and D attached hereto.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 is hereby amended by adding the following:

     Promptly following the closing of the transactions (the "Transactions") contemplated by the previously disclosed Agreement and Plan of Merger dated as of June 22, 2006, by and among MSCGI, Buffalo Merger Sub Inc., and the Company (the "Agreement"), MSCGI plans to cause the Company to change the timing of its purchases of refined light oil products to a "just-in-time" model where product is purchased as it is lifted by the Company's customers. The combination of MSCGI holding the inventory until sale to the Company's customers combined with fixed distribution fees is intended to create a new business model with stable cash flows directly related to volumes lifted by the Company's customers. At or upon the closing of the Transactions, MSCGI plans to purchase the Company's existing inventory, the proceeds of which will be used to partially finance the Transactions. Following the closing of the Transactions, MSCGI plans to cause the Company to initiate discussions with TransMontaigne Partners, L.P. ("TLP"), an affiliate of the Company, regarding the sale of certain of its terminaling assets to TLP, including without limitation those assets which TLP has a current or future option to purchase. Such sales would be subject to the agreement to and negotiation of definitive sales agreements and the approval of the Conflicts Committee and the board of directors of TLP's general partner.

                                     * * * *

     Subject to the terms of the Agreement, the Reporting Persons may at any time, or from time to time acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose, pursue, or seek not to pursue the Transactions; seek to amend the terms of the Agreement, including the price, conditions, or scope of the Transactions; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of such transaction; otherwise seek control or seek to influence the management and policies of the Company; or change their intentions with respect to any such matters. In connection with the

Transactions, the Reporting Persons are considering other transactions with respect to the Company and its assets, including without limitation financing transactions, partnerships with third parties, or sales of assets to TLP or third parties, which may or may not include the transactions described above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

    Item 5 is hereby amended in its entirety as follows:

     (a) and (b): For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS may be deemed to beneficially own up to 5,543,950 shares of Common Stock (5,500,000 of which are issuable upon exercise of the Warrants), or approximately 9.47% of the outstanding shares of Common Stock based on 53,030,936 shares of Common Stock outstanding as of July 7, 2006 and assuming the exercise in full of the Warrants. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, MSCGI, MS&Co. and MSDW.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCGI may be deemed to beneficially own up to 5,500,000 shares of Common Stock issuable upon exercise of the Warrants, or approximately 9.40% of the outstanding shares of Common Stock based on 53,030,936 shares of Common Stock outstanding as of July 7, 2006 and assuming the exercise in full of the Warrants.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own up to 400 shares of Common Stock, or approximately 0.00% of the outstanding shares of Common Stock based on 53,030,936 shares of Common Stock outstanding as of July 7, 2006.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW may be deemed to beneficially own up to 43,550 shares of Common Stock, or approximately 0.08% of the outstanding shares of Common Stock based on 53,030,936 shares of Common Stock outstanding as of July 7, 2006.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

     By virtue of the relationship previously reported under Item 2 of this statement, each of MS and MS&Co. may be deemed to have shared voting and dispositive power with respect to 400 shares of Common Stock held in a proprietary account at MS&Co. that were previously acquired in open market transactions. MS and MSCGI may be deemed to have shared voting and dispositive power with respect to 5,500,000 shares of Common Stock beneficially owned by MSCGI. MS and MSDW may be deemed to have shared dispositive power with respect to 43,550 shares of common stock and shared voting power with respect to 41,550 shares of common stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of the

Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except as disclosed in Schedule F, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days. None of the Reporting Persons is aware of any information that indicates that any other Reporting Person has effected any such transaction.

         (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSCGI and MS&Co. and the proceeds from the sale of the shares of Common Stock.

         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated August 22, 2006 between MS, MSCGI, MS&Co, and MSDW.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2006


                                              MORGAN STANLEY

                                                      /s/ Dennine Bullard
                                              ---------------------------------
                                              Name:   Dennine Bullard
                                              Title:  Authorized Signatory




                                              MORGAN STANLEY CAPITAL GROUP INC.

                                                      /s/ Robert P. Kinney
                                              ---------------------------------
                                              Name:   Robert P. Kinney
                                              Title:  Vice President




                                              MORGAN STANLEY & CO. INCORPORATED

                                                      /s/ Dennine Bullard
                                              ---------------------------------
                                              Name:   Dennine Bullard
                                              Title:  Authorized Signatory




                                              MORGAN STANLEY DW INC.

                                                      /s/ Kirk Wickman
                                              ---------------------------------
                                              Name:   Kirk Wickman
                                              Title:  Managing Director, General
                                                      Counsel and Secretary

                                                                     SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 MORGAN STANLEY

     The names of the directors and the names and titles of the executive officers of Morgan Stanley ("MS") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

 NAME                        TITLE

 *John J. Mack               Chairman of the Board and Chief Executive Officer

 *Roy J. Bostock             Chairman of the Partnership for a Drug-Free America

 *Erskine B. Bowles          President of the University of North Carolina

 *Howard J. Davies(1)        Director, The London School of Economics and
                             Political Science

 *C. Robert Kidder           Principal of Stonehenge Partners, Inc.

 *Donald T. Nicolaisen       Director

 *Charles H. Noski           Director

 *Hutham S. Olayan           President, Chief Executive Officer and Director of
                             Olayan America Corporation

 *Charles E. Phillips, Jr.   President and Director of Oracle Corporation

 *O. Griffith Sexton Adjunct Professor of finance at Columbia Business School

 *Laura D'Andrea Tyson       Dean of the London Business School

 *Klaus Zumwinkel(2)         Chairman of the Board of Management of Deutsche
                             Post AG

 Walid Chammah               Head of Investment Banking

 Jonathan Chenevix-Trench(3) Chairman, Morgan Stanley International

 Zoe Cruz                    Co-President

 Thomas V. Daula             Chief Risk Officer

 James P. Gorman             President and COO, Global Wealth Management Group

 David W. Heleniak           Vice Chairman

 Roger C. Hochschild         President and COO, Discover Financial Services

 Jerker M. Johansson(4)      Co-Head of Institutional Sales and Trading

 Gary G. Lynch               Chief Legal Officer

 Alasdair Morrison(5)        Chairman and CEO, Morgan Stanley Asia

 Eileen K. Murray            Head of Global Operations and Technology

 David W. Nelms              Chairman and CEO, Discover Financial Services

 Thomas R. Nides             Chief Administrative Officer and Secretary

 Linda Riefler               Chief Talent Officer

 Robert W. Scully            Co-President

 Neal A. Shear               Co-Head of Institutional Sales and Trading

 David H. Sidwell            Executive Vice President and Chief Financial
                             Officer

 Cordell G. Spencer(6)       Deputy Head of Investment Banking

 Owen D. Thomas              President and COO, Investment Management


 1 Howard Davies is an English citizen
 2 Klaus Zumwinkel is a German citizen
 3 Jonathan Chenevix-Trench is an English citizen
 4 Jerker Johansson is a Swedish citizen
 5 Alasdair Morrison is an English citizen
 6 Cordell Spencer is a Canadian citizen
 * Director

                                                                     SCHEDULE B


                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY CAPITAL GROUP, INC

     The names of the directors and the names and titles of the executive officers of Morgan Stanley Capital Group, Inc ("MSCGI") and their principal occupations are set forth below. Unless otherwise indicated, the business address of each of the directors or executive officers is that of MSCGI at 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSCGI and each individual is a United States citizen.

 NAME                          TITLE

 *John A. Shapiro              Chairman and President

 G. William Brown              Vice President

 Colin Bryce(1)                Vice President

 Kenneth Carlino               Vice President

 Benjamin Cross                Vice President

 Michael H. Drury              Vice President

 Simon T.W. Greenshields(2)    Vice President

 Deborah L. Hart               Vice President

 Nancy A. King                 Vice President

 Robert P. Kinney              Vice President

 Christopher Marmo             Vice President

 Stephen P. Mettler            Vice President

 *Philip V. Newcomb            Vice President

 *Mary Lou Peters              Vice President

 Ian Henry Franklin Potter(3)  Vice President

 Olav N. Refvik(4)             Vice President

 Brian J. Armstrong            Treasurer

 William F. McCoy              Secretary

 1  Colin Bryce is an English citizen
 2  Simon T.W. Greenshields is an English citizen
 3 Ian Henry Franklin Potter is a Canadian citizen. The business address of Mr. Potter is 23 Church Street, #16-01, Capital Square, Singapore, 049481.
 4  Olav N. Refvik is a Norwegian citizen
 *  Director

                                                                     SCHEDULE C

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY & CO. INCORPORATED

     The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated ("MS&Co.") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

 NAME                      PRESENT PRINCIPAL OCCUPATION

 *Walid A. Chammah         Managing Director of MS&Co. and Head of Investment
                           Banking of MS

 *Charles Chasin           Managing Director of MS&Co. and Chief of Staff to the
                           Co-Presidents of MS

 *Zoe Cruz                 Managing Director, Chief Executive Officer and
                           President of MS&Co. and Co-President of MS

 *Richard Portogallo       Managing Director of MS&Co. and Head of U.S. Equity
                           Division of MS

 *Neal A. Shear            Managing Director of MS&Co. and Co-Head of
                           Institutional Sales and Trading of MS

 *Cordell G. Spencer(1)    Managing Director of MS&Co. and Deputy Head of
                           Investment Banking of MS

 John H. Faulkner          Managing Director, General Counsel and Secretary of
                           MS&Co.

 Paul C. Wirth             Managing Director and Chief Financial Officer of
                           MS&Co. and Controller and Principal Accounting
                           Officer of MS

 Jill W. Ostergaard        Managing Director and Chief Compliance Officer of
                           MS&Co.

 David K. Wong             Managing Director and Treasurer of MS&Co.

 Alexander C. Frank        Managing Director and Chief Operations Officer of
                           MS&Co.

 1  Cordell G. Spencer is a Canadian citizen
 *  Director

                                                                     SCHEDULE D

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                             MORGAN STANLEY DW INC.

     The names of the directors and the names and titles of the executive officers of Morgan Stanley DW Inc. ("MSDW") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSDW at 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

 NAME                      PRESENT PRINCIPAL OCCUPATION

 *James P. Gorman          President, Chief Executive Officer, Chief Operating
                           Officer, Managing Director

 *Shelley S. Hanan         Managing Director

 *Raymond A. Harris        Managing Director

 *Kirk Wickman             Managing Director, General Counsel and Secretary

 Jeffrey L. Adams          Managing Director

 Ian Bernstein             Managing Director

 Michael A. Burke, Sr.     Managing Director

 Ronald T. Carman          Managing Director and Assistant Secretary

 Noland Cheng              Managing Director

 Michael R. Durbin         Managing Director

 Jeffrey A. Gelfand        Managing Director, Controller and Chief Financial
                           Officer

 Scott R. Graflund         Managing Director

 Thomas K. Harms           Managing Director

 Donald A. Herrema         Managing Director

 Henry E. Kaplan           Managing Director

 Douglas J. Ketterer       Managing Director

 Steven G. Magee           Managing Director

 James Mahon               Managing Director

 Jerry W. Miller           Managing Director

 Kevin Morano              Managing Director

 Michelle B. Oroschakoff   Chief Compliance Officer

 Daniel Petrozzo           Managing Director

 Andrew M. Saperstein      Managing Director

 Richard A. Skae           Managing Director

 Sririam Subramaniam       Managing Director

 George D. Sullivan        Managing Director

 Todd R. Taylor            Managing Director

 Chris Van Aeken(1)        Managing Director

 David K. Wong             Treasurer

 1  Chris Van Aeken is a Belgian citizen
 *  Director

                                                                     SCHEDULE F

                  TRANSACTIONS IN THE PAST SIXTY DAYS BY MSDW

     Unless otherwise indicated, each of the transactions described below was effected for cash on the New York Stock Exchange.


                                    NUMBER OF SHARES
PURCHASE/SALE       DATE             OF COMMON STOCK       PRICE PER SHARE

  Sale         Aug. 17, 2006             425                  $11.26
  Sale         Aug. 21, 2006             400                  $11.27

EXHIBIT 1
                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value per share, of TransMontaigne, Inc., a Delaware corporation, and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated as of August 22, 2006.
                                              MORGAN STANLEY

                                                      /s/ Dennine Bullard
                                              ---------------------------------
                                              Name:   Dennine Bullard
                                              Title:  Authorized Signatory



                                              MORGAN STANLEY CAPITAL GROUP INC.

                                                      /s/ Robert P. Kinney
                                              ---------------------------------
                                              Name:   Robert P. Kinney
                                              Title:  Vice President



                                              MORGAN STANLEY & CO. INCORPORATED

                                                      /s/ Dennine Bullard
                                              ---------------------------------
                                              Name:   Dennine Bullard
                                              Title:  Authorized Signatory



                                              MORGAN STANLEY DW INC.

                                                      /s/ Kirk Wickman
                                              ---------------------------------
                                              Name:   Kirk Wickman
                                              Title:  Managing Director, General
                                                      Counsel and Secretary